(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Reply Slip for the Annual General Meeting for the Year 2008

I(We)(1) _________________________________________________________________________________________

of _____________________________________________________________________________________________

being the holder(s) of (2) ____________________________________________________ H Share(s)/domestic share(s) of RMB1.00 each in the capital of China Petroleum & Chemical Corporation (“Sinopec Corp.”) hereby confirm that I(we) or my proxy wish to attend the annual general meeting of Sinopec Corp. for the year 2008 (the “AGM”) to be held at 9:00 a.m. on Friday, 22 May 2009 at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing, PRC.

Signature(s): _____________________________

Date: ___________________________________

Notes:

1.           Please insert full name(s) (in Chinese or in English) and registered address(es) (as shown in the register of members) in block letters.

2.           Please insert the number of shares registered under your name(s).

3.           The completed and signed reply slip should be delivered to Sinopec Corp. by hand, by post or by fax at 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, PRC (Fax no.: (+86)10 5996 0386) such that the same shall be received by Sinopec Corp. on or before Saturday, 2 May 2009. Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the AGM.